EXHIBIT 99.1

Nanobiotix Announces Presentation of Full Results From Completed Phase 1 Study Evaluating JNJ-1900 (NBTXR3) in Pancreatic Cancer Followed by a Conference Call

  Full results from the completed dose escalation part and dose expansion parts of a Phase 1 study evaluating JNJ-1900 (NBTXR3) after induction chemotherapy for patients with locally advanced or borderline resectable pancreatic cancer to be presented by Principal Investigator Eugene Koay, MD, at ESTRO 2025 on Sunday, May 4th at 11:00 AM EDT / 5:00 PM CEST
  Nanobiotix will host an event on Monday, May 5th at 8:00 AM EDT / 2:00 PM CEST to review the presented results

PARIS and CAMBRIDGE, Mass., April 30, 2025 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering nanoparticle-based therapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced the presentation of full results from the completed dose escalation and dose expansion parts of a Phase 1 study evaluating JNJ-1900 (NBTXR3) in patients with locally advanced or borderline resectable pancreatic cancer. The study, conducted by The University of Texas MD Anderson Cancer Center, will be presented by principal investigator Dr. Eugene Koay on Sunday, May 4th at 11:00 AM EDT / 5:00 PM CEST during the 2025 Annual Meeting of the European Society for Radiotherapy and Oncology (ESTRO 2025).

PRESENTATION #E25-2265: NANORAY Pancreas: A Phase 1 Study of NBTXR3 (JNJ-1900) Activated by Radiotherapy for Locally Advanced or Borderline Resectable Pancreatic Cancer (LAPC or BRPC)
Koay EJ, Liu S, Guerrero P, Stokes E, Katz MHG, Ikoma N, Snyder RA, Tzeng CD, Overman MJ, Pant S, Wolff RA, Javle M, Holliday EB, Ludmir EB, Das P, Noticewala S, Koong AC, Tamm EP, Bhutani M

Nanobiotix ConferenceCall

Nanobiotix will host a conference call and webcast featuring Nanobiotix chief executive officer and chairman of the executive board, Laurent Levy, to discuss the data on Monday May 5th, 2025, at 8:00 AM EDT / 2:00 PM CEST.

Details for the call are as follows:

Webcast link: click here

Audio-only dial-in link: click here

Participants can use the audio-only link above to register and obtain dial-in instructions to listen to the presentation via phone and ask questions during the Q&A session, or participants can use the webcast link to register and listen and watch the slide presentation online; the replay version will be available under the same webcast link shortly after the presentation and will be archived on the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior to the event start. Participants are invited to email their questions in advance to investors@nanobiotix.com.

About JNJ-1900 (NBTXR3)

NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas for which the product received a European CE mark in 2019. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated NBTXR3 is being evaluated across multiple solid tumor indications as a single agent or in combination with anti-PD-1 immune checkpoint inhibitors, including in NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating NBTXR3 across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of NBTXR3 with Janssen Pharmaceutica NV, a Johnson & Johnson company.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 02, 2025 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2024 universal registration document filed with the AMF on April 02, 2025,, and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Ricky Bhajun Director, Investor Relations +33 (0)6 42 05 34 15 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Communications nanobiotixteam@uncappedcommunications.com

Attachment

  2025-04-30 -- NBTX -- Ph1 NBTXR3 Data Save-the-Date -- FINAL (https://ml.globenewswire.com/Resource/Download/39fe6615-0e4e-4c17-a587-cb5047b6a473)